Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: The @FCC circulated their draft Order for vote – another milestone toward bringing #NewTMobile and #5GForAll to life for US consumers! We appreciate the FCC’s assessment & can’t wait to start delivering on our commitments. [link to John J. Legere blog post below] Key info: http://newtmobile.com

When we say we’ll do something, we mean it!

Today, we took some action on those discussions, and we submitted a set of commitments to the FCC around the New T-Mobile to address what we’ve…

The following blog post was made available in connection with the transaction:

When we say we’ll do something, we mean it!

John Legere | May 20, 2019

Over the last few months, I’ve been writing a lot about the New T-Mobile and the various ways a supercharged Un-carrier will benefit American consumers and businesses. I’ve also been doing a lot of listening. After all, we built this Un-carrier revolution by listening to others and then acting decisively. So why would we approach this merger any differently? As we’ve made our case for the New T-Mobile, we’ve been listening to the Federal Communications Commission (FCC) and many others. Today, we took some action on those discussions, and we submitted a set of commitments to the FCC around the New T-Mobile to address what we’ve heard. We listen and we take action. It’s who we are.

Let me be clear. These aren’t just words… they’re verifiable, enforceable and specific commitments that bring to life how the New T-Mobile will deliver a world-leading nationwide 5G network – truly 5G for all, create more competition in broadband, and continue to give customers more choices, better value and better service.

I particularly want to thank Chairman Pai for his statement of support for these commitments and our merger – as well as his ongoing leadership to help ensure our country is a leader, not a follower, in the 5G era. We look forward to continuing to meet and work with a variety of important stakeholders to demonstrate the powerful benefits the New T-Mobile will bring – but today’s filing is at the center of our plans to bring 5G to American consumers. Ultimately, today’s commitments are about our shared goal to put the U.S. at the forefront of 5G innovation, driving massive economic growth, helping bridge the Digital Divide, creating more competition, and of course, giving consumers and businesses more for less. The commitments we’re making today help advance all of these goals! It is that simple.

Specific Enforceable Commitments to Deliver 5G for All

First, we’ve committed to key milestones we’ll hit as we build out 5G for ALL – both on a nationwide scale and specifically for rural America. We’ve laid out aggressive targets for this supercharged 5G network. In three years, we’ve committed that the New T-Mobile will cover 97% of the U.S. population with 5G on low-band spectrum and 75% of the population with 5G on mid-band spectrum. That will grow to 99% of the U.S. population covered with low-band 5G in six years and 88% with mid-band 5G.

This is critically important because it ensures that this country will have broad AND deep nationwide 5G utilizing both mid and low band spectrum, which will deliver a radically better, more expansive experience than the status quo. This should also force Verizon and AT&T to re-evaluate their 5G strategies and accelerate their investment and 5G deployment.

We also established milestones to cover 85% of rural America with 5G on low-band spectrum in three years and 90% in six years. We set targets for the number of people with access to equal or greater than 100 Mbps and 50 Mbps average download speeds (hint: it’s a lot… 90% and 99% of the country’s population respectively in six years, and we even outlined how we’ll verify those speeds with drive tests!).

We’ve also made clear commitments around in-home broadband. I’ve said before that we are going to “Un-carrier” broadband, and that’s what we’re going to do. Because this is one of the most un-competitive industries in the country – and the least customer-friendly! Almost half the country’s households – 45% – have no high-speed service or only one option to choose from. The numbers are worse for rural households, 76% of which have no high-speed service or only one choice available.

With our nationwide 5G network, we can change this dynamic! So, we made real commitments to offer in-home broadband to a specific number of households across the U.S., including in rural areas, in very specific timeframes.

I believe we will nail all of these goals – nationwide 5G, rural 5G and in-home broadband! We are so confident in our ability to follow through that we are willing to put our money where our mouth is by committing to specific measures that will hold us accountable… You see, if we don’t meet these milestones, we’ll pay until we do. These are tangible commitments that we are happy to be held to. Why? Because when we say we’ll do something, we mean it.

And we believe in transparency on all of this, so we’ll give an annual report card to the FCC to show our progress.

This clear set of specific, enforceable commitments reinforces our plans and bring them to life – and show what I’ve been saying all along: this 5G network will make a huge difference for millions of Americans across the entire country.

An Independent Path for Boost

Another area of FCC feedback we heard is around the prepaid business. In response, we have committed to divest Sprint’s Boost pre-paid business to a third party following the closing of the merger. We’ll work to find a serious, credible, financially capable and independent buyer for all the assets needed to run – and grow – the business, and we’ll make sure that buyer has attractive wholesale arrangements. This is an exciting opportunity for Boost employees and customers with a buyer bringing the ability to invest in the brand and the opportunity to run on the supercharged New T-Mobile network!

We have always chosen to serve pre-paid customers. To give hardworking people everywhere the wireless they deserve. Wireless they can be proud of. It’s part of who we are to offer underserved communities more choice and value in wireless. That’s a big part of why we’ve been able to more than double the size of Metro since 2013. We aren’t backing down from that commitment – at all – and we plan to compete aggressively in pre-paid with Metro and Virgin in the years ahead.

Same or Better Prices!

Now this one, I’ve said before, and we’ve already put our commitment in writing to the FCC. The commitment still stands. The New T-Mobile will deliver the same or better rate plans at the same or better prices for three years. And that includes 5G. Period.

But I’m not quite done yet… when we combine the Sprint and T-Mobile networks, we’re going to create a 5G network with 8x more capacity by 2024 than Sprint or T-Mobile standalone today. We’re going to want MVNO partners to help put all that capacity to use, and today’s commitments also address that. We want to work with a whole community of partners to utilize all the capacity this deal will unlock!

We are going to bring 5G to every corner of this country and challenge the failing status quo that has left millions of Americans with too few options and too little value, tolerating terrible treatment and believing it can’t change. It can change, and the New T-Mobile can provide the competition to change it. The New T-Mobile will be a disruptive rival with the resources to go toe-to-toe with established behemoths to drive competition and innovation that benefits everyone, everywhere.

That’s what today’s news is about, and that’s why I’m more excited than ever about the difference the New T-Mobile will make in millions of peoples’ lives. I look forward to continuing to make the case for the New T-Mobile in the days and weeks ahead with all of the key stakeholders!

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.